Filing under Rule 425 under

the Securities Act of 1933

Filing by: Mercer International Inc.

Subject Company: Fibrek Inc.

SEC File No. of Mercer International Inc.: 000-51826

For Immediate Release

MERCER INTERNATIONAL INC. EXTENDS OFFER FOR FIBREK TO APRIL 16

NEW YORK, NY, April 5, 2012 – Mercer International Inc. (Nasdaq: MERC, TSX: MRI.U) (“Mercer”) announced that it has extended to April 16, 2012, the expiry date for its offer (the “Offer”) to acquire all of the issued and outstanding common shares of Fibrek Inc. (“Fibrek”). The extension is intended to allow Mercer to obtain shareholder approval (the “Shareholder Approval”) at its meeting of shareholders scheduled for April 10, 2012, for the issuance of its common stock (the “Mercer Shares”) in connection with the Offer. Mercer previously entered into voting support agreements with its two largest institutional shareholders and its Chairman and Chief Executive Officer, who collectively own approximately 44% of the outstanding Mercer Shares, who have agreed to vote their Mercer Shares in favor of the Shareholder Approval.

The consideration offered by Mercer under the Offer and the remaining terms thereof remain unchanged. As varied, Mercer’s Offer will expire at 11:59 p.m. (Eastern Time) on April 16, 2012, unless otherwise extended or withdrawn by Mercer.

Mercer also announced that it has: (i) received a favorable decision from the federal Minister of Industry following his review of Mercer’s proposed acquisition of Fibrek under the Investment Canada Act and (ii) been granted early termination of the statutory waiting period for U.S. competition and antitrust review by the U.S. Federal Trade Commission.

The Offer remains subject to customary conditions, including, among others, there being deposited (and not withdrawn) that number of Fibrek common shares which, together with the Fibrek common shares and special warrants, if any, held by Mercer, represent at least 50.1% of the outstanding Fibrek common shares on a fully-diluted basis, receipt of the Shareholder Approval and the absence of a material adverse change with respect to Fibrek. As at the date hereof, approximately 28 million common shares of Fibrek have been deposited to the Offer.

Full details of the Offer are included in the offer and takeover bid circular dated February 29, 2012 and ancillary documents, as amended by the notice of variation dated March 19, 2012 and the notice of variation and extension dated April 5, 2012, all of which are available on SEDAR at www.sedar.com.

Any questions or requests for further information respecting the Mercer’s Offer should be directed to Laurel Hill Advisory Group Company, the information agent under Offer, at 1-877-304-0211 (toll free in North America) or 1-416-304-0211 (collect calls) or by email at assistance@laurelhill.com.

Important Notice

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Mercer has filed with the SEC the Registration Statement, as amended, and a Schedule 14A Proxy Statement in connection with the proposed transaction. INVESTORS AND SECURITYHOLDERS OF MERCER AND FIBREK ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. Such documents may also be obtained for free, once they have been filed with the SEC, on Mercer’s website at www.mercerint.com.

About Mercer

Mercer International Inc. is a global pulp manufacturing company. Mercer operates three NBSK pulp mills with a consolidated annual production capacity of 1.5 million tons. To obtain further information on the company, please visit its web site at www.mercerint.com.

Forward-Looking Statement

The preceding includes forward looking statements, including statements regarding our ability to complete the Offer and other contemplated transactions, the impact of the proposed acquisition on our business and operations and our ability to integrate the business and operations of Fibrek with our own, which involve known and unknown risks and uncertainties which may not prove to be accurate. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: uncertainties as to the timing of the Offer and satisfaction of the conditions thereto, court and related proceedings, our and Fibrek’s ability to obtain any required consents and approvals in connection with the transactions, including our ability to obtain the Shareholder Approval, the business of Fibrek and Mercer may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the highly cyclical nature of our business, raw material costs, our level of indebtedness, competition, foreign exchange and interest rate fluctuations, our use of derivatives, expenditures for capital projects, environmental regulation and compliance, disruptions to our production, market conditions and other risk factors listed from time to time in our SEC reports.

APPROVED BY:

Jimmy S.H. Lee	David M. Gandossi
Chairman & President	Executive Vice-President & Chief Financial Officer
(604) 684-1099	(604) 684-1099